AGRIFY CORPORATION

101 Middlesex Turnpike
Suite 6, PMB 326
Burlington, MA 01803

January 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 26, 2021
File No. 333-251616

Dear Ms. Adams:

Agrify Corporation (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 26, 2021, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1, File No. 333-251616 (the “Registration Statement”), previously filed with the Commission on January 26, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Business
Legal Proceedings, page 85

1.	Revise to disclose the information required by Item 103 of Regulation S-K, including identifying the parties and the relief sought.

RESPONSE: We have revised the disclosure on page 85 of Amendment No. 3 to include the information required by Item 103 of Regulation S-K, including identifying the parties and the relief sought.

Executive Compensation, page 91

2.	We note your response to comment 5 that you did not enter into revised compensation agreements. Please file any existing agreements required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K or confirm to us that you do not have any existing agreements with Mr. Krikov or Mr. Harrison to be filed.

RESPONSE: We have filed the existing agreement with Mr. Krikov as Exhibit 10.17 to Amendment No. 3. We hereby confirm to the Staff that we do not have any existing agreement with Mr. Harrison.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com or by telephone at (212) 407-4923.

Very truly yours,

/s/ Niv Krikov
Niv Krikov Chief Financial Officer